Filed pursuant to Rule 433

Registration Statement No. 333-157960

March 3, 2010

Puget Sound Energy, Inc.

$325,000,000 5.795% Senior Notes due March 15, 2040

PRICING TERM SHEET

Issuer:	Puget Sound Energy, Inc.
Anticipated Ratings*:	Baa1 by Moody's Investors Service Inc.
A- by Standard & Poor’s Ratings Services
Principal Amount:	$325,000,000
Security Type:	Senior Notes
Issue Price:	100% of principal amount
Trade Date:	March 3, 2010
Settlement Date:	March 8, 2010 (T+3)
Maturity Date:	March 15, 2040
Coupon:	5.795%
Benchmark Treasury:	4.375% due November 15, 2039
Treasury Price:	96.453%
Treasury Yield:	4.595%
Spread to Benchmark:	T+120 basis points
Reoffer Yield:	5.795%
Interest Payment Dates:	Semi-annually on March 15 and September 15, commencing on September 15, 2010
Make-whole Call:	At any time at a discount rate of Treasury plus T+20 basis points
Denominations:	$1,000 and integral multiples of $1,000
Joint Book-Running Managers:	Barclays Capital Inc.
KeyBanc Capital Markets Inc. Scotia Capital (USA) Inc.
Wells Fargo Securities, LLC
Co-Managers:	Banc of America Securities LLC
Commerzbank Capital Markets Corp.
Fifth Third Securities, Inc.
J.P. Morgan Securities Inc.
Macquarie Capital (USA) Inc.
CUSIP:	745332CB0

The Information regarding conflicts of interest in the Preliminary Prospectus Supplement dated March 3, 2010 under the caption "Underwriting - Conflicts of Interest" is supplemented with the following:  Affiliates of Macquarie Capital (USA) Inc. indirectly own an equity interest in Puget Sound Energy, Inc. of approximately 45.5%.  Affiliates of each of the co-managers are lenders under Puget Sound Energy, Inc.'s revolving capital expenditure credit facility, a portion of which will be repaid with the net proceeds of this offering.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these

Filed pursuant to Rule 433

Registration Statement No. 333-157960

March 3, 2010

documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Barclays Capital Inc. by calling 1-888-603-5847, KeyBanc Capital Markets Inc. by calling 1-866-227-6479, Scotia Capital (USA) Inc. by calling 1-800-372-3930 and Wells Fargo Securities, LLC by calling 1-800-326-5897.